UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 05, 2025

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

February 05, 2025

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that on February 05, 2025, IFS’ Board of Directors (Junta Directiva) unanimously approved the following:

1.
The Unaudited Individual and Consolidated Financial Information related to the fourth quarter of 2024.
2.
To set March 20, 2025 as the record date (the "Record Date") for the attendance to IFS' 2025 Annual Shareholders' Meeting (the "2025 ASM"), which will be duly called by the Board of Directors. The Record Date will be used to determine eligibility of IFS' shareholders to attend and vote in the 2025 ASM.
3.
The "Guidelines to Conduct IFS' 2025 Annual Shareholders' Meeting", attached as an exhibit to this Form 6-K, the purpose of which is to facilitate shareholders' participation and exercise of their rights at the 2025 ASM. Any exhibits to such guidelines are for reference only and the final forms will be approved once the Board of Directors has called the 2025 ASM.

For the avoidance of doubt, this document does not constitute an official call for the 2025 ASM, which will be called according to IFS' Bylaws and applicable law.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

EXHIBIT INDEX

Exhibit	Description
99	EX-99.GuidelinesASM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: February 05, 2025	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel